SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

United Mortgage Trust
(Name of Issuer)
UMT Holdings, L.P.
United Mortgage Trust
Christine “Cricket” Griffin
(Names of Persons Filing Statement)
Shares of Beneficial Interest, par value $.01 per share,
of United Mortgage Trust
(Title of Class of Securities)
911030104
(CUSIP Number of Class of Securities)
Hollis M. Greenlaw, Esq.
President
UMT Holdings, L.P.
1702 N. Collins Boulevard, Suite 100
Richardson, Texas 75080
(972) 889-7323
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)
Copies to:

Stephen I. Glover, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 (202) 955-8500	Robert A. Hudson, Esq. Butzel Long, P.C. 150 West Jefferson, Suite 100 Detroit, Michigan 48226 (313) 225-7000	Greg R. Samuel, Esq. Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, Texas 75202 (214) 651-5000
     This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value (1)	Amount of Filing Fee (2)
$141,495,400	$16,654

(1)	Estimated solely for purposes of calculating the amount of the filing fee for this Schedule 13E-3. The transaction reported hereby relates to 7,074,770 outstanding shares of beneficial interest in United Mortgage Trust, including outstanding options to purchase such shares.

(2)	Amount of filing fee is based on the product of 7,074,770 (the number of outstanding shares of beneficial interest in United Mortgage Trust, including outstanding options to purchase such shares) and $20 (the principal amount of each Class A Senior Subordinated Debenture due 2015 to be issued by UMT Holdings, L.P., in exchange for each outstanding share of beneficial interest in United Mortgage Trust in connection with the transaction reported hereby).

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,654
Form or Registration No.:	Form S-4 (File No. 333-128149)
Filing Party:	UMT Holdings, L.P.
Date Filed:	September 7, 2005

Item 16
EXHIBIT INDEX
Presentation by Southwest Securities, Inc.

Introduction
     This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (“Amendment No. 1”) is being filed with the Securities and Exchange Commission on October 28, 2005. This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission on October 12, 2005, by (1) UMT Holdings, L.P., a Delaware limited partnership, (2) United Mortgage Trust, a Maryland real estate investment trust, and (3) Christine “Cricket” Griffin, the President of United Mortgage Trust and Chairman of its Board of Trustees. This Amendment No. 1 is being filed to add an exhibit to the Schedule 13E-3 as set forth below.
Item 16.
Exhibits.
The following exhibit is added to Item 16 of the Schedule 13E-3.
(c)(2) The presentation by Southwest Securities, Inc., to the Special Committee of Independent Trustees of United Mortgage Trust on September 1, 2005, is filed with this Amendment No. 1 as Exhibit 99.2.

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
     Dated: October 28, 2005

UMT HOLDINGS, L.P.

By UMT Services, Inc. its sole general partner

	By:	/s/ Hollis Greenlaw Name: Hollis Greenlaw Title: President

UNITED MORTGAGE TRUST

By:	/s/ Christine Griffin

Name: Christine “Cricket” Griffin
Title: President

/s/ Christine Griffin

Christine “Cricket” Griffin

EXHIBIT INDEX

Exhibit
No.
99.2	Presentation by Southwest Securities, Inc., to the Special Committee of Independent Trustees of United Mortgage Trust on September 1, 2005